Exhibit 100.8

OrboGraph Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First
Financial Crime Management Ecosystem

Partnering with the X-Sight Marketplace, OrboGraph to deliver image analysis and recognition technologies for fraud prevention

Hoboken, N.J., September 30, 2019 – Helping financial services organizations keep up with a changing market landscape, NICE Actimize, a NICE business (Nasdaq: NICE) and leader in Autonomous Financial Crime Management, today announced that OrboGraph has joined the X-Sight Marketplace, the industry’s first financial crime risk management-focused ecosystem designed to assist financial services organizations evaluate new point solutions and move to stay on top of a challenging regulatory and criminal environment.

The X-Sight Marketplace leverages the X-Sight Platform-as-a-Service and further expands the functionality offered by the platform. The NICE Actimize X-Sight Platform-as-a-Service offers a single, unified, cost-effective way for financial service organizations to rapidly innovate and to introduce new services while supporting best-in-class financial crime, risk and compliance management capabilities.

OrboGraph’s flagship solution for check fraud prevention, Anywhere Fraud, applies image analysis (automated signature verification, check stock validation, and check style analysis) with optional transaction analysis (data analytics) to on-us and transit checks for identification of counterfeits, forgeries, and alterations in real-time or batch processing. Anywhere Fraud can be applied to any traditional or self-service check workflow, including Inclearings, teller, ATM, mobile or RDC. The image analysis technology scores the check image considering fraudulent attributes, then feeds the results to fraud review and case management systems for final decisioning.

Technology providers, such as OrboGraph with its OrboAnywhere suite, that partner with NICE Actimize’s X-Sight Marketplace ecosystem, are reviewed for their ability to complement financial crime and compliance solutions. Once approved, software and service providers become available to the NICE Actimize community via the X-Sight Marketplace. FSOs can quickly browse through X-Sight Marketplace solution categories to find scalable options that solve their unique business problems.

Integrating OrboGraph’s Anywhere Fraud into the NICE Actimize Integrated Fraud Management Platform, IFM-X, enables financial service organizations to enrich transaction data with check image scores (like counterfeit stock or forged signatures). The combined solution can achieve significant benefits, including:

•	Improving fraud detection above traditional transaction analysis along with greater accuracy of detection;
•	Closing the gap between digital payments and paper-originated payments by stopping more check fraud at the bank of first deposit (BofD) as well as at the paying bank;
•
Strengthening the barriers for protection against sophisticated fraud schemes, including kiting, when fraudsters transfer funds from one payment modality to another, i.e. deposit a check via mobile, then transferring to another account with real-time payment.

“OrboGraph welcomes this partnership with NICE Actimize as we bring innovation and business value to the large bank market as well as regional financial institutions,” stated Barry Cohen, Co-President, OrboGraph. “There is strong synergy and alignment between the industry-leading financial crime solutions and platforms that NICE Actimize offers its community and OrboGraph. We look forward to building our presence within this innovative community platform.”

“We are excited that OrboGraph, who shares our common goal of bringing further benefits of intelligent automation to the Marketplace ecosystem, is partnering with us and joining the X-Sight Marketplace community,” said Craig Costigan, CEO, NICE Actimize.

Additional categories that will be added to NICE Actimize’s X-Sight Marketplace from other partner participants will include ID Verification, Ultimate Beneficial Ownership, Value-added Data & Adverse Media, Watchlist, Device Identification, and User Authentication & Fraud. Additional partners will be announced as the X-Sight Marketplace grows.

For more information on the X-Sight Marketplace, please click here.

If you are a technology company or financial institution wishing to be part of the first financial crime and compliance marketplace, please contact us at info@niceactimize.com.

About OrboGraph
OrboGraph (www.orbograph.com), a subsidiary of Orbotech, is a premier developer and supplier of intelligent electronic/paper automation solutions in healthcare revenue cycle management (RCM), as well as recognition solutions, payment negotiability and check fraud detection for the U.S. check processing market. The company mantra, “intelligent payment automation,” describes how intelligent technologies are applied so payment posting becomes an automated process, and information is accessed and analyzed via a variety of business intelligence, analytics and user interface capabilities. Nearly 4,000 financial institutions, service bureaus, clearinghouses and billers rely on OrboGraph technology to process billions of checks, EOBs, correspondence letters and claims annually.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, 551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.